

Mail Stop 3561

June 27, 2018

Eric M. Loughmiller
Chief Financial Officer
KAR Auction Services, Inc.
13085 Hamilton Crossing Boulevard
Carmel, Indiana 46032

      Re: KAR Auction Services, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2017
            Filed February 21, 2018
            Form 8-K Filed May 8, 2018
            File No. 1-34568

Dear Mr. Loughmiller:

We have limited our review of your filings to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K Filed May 8, 2018

Exhibit 99.1

Reconciliation of Non-GAAP Financial Measures, page 8

1. We note your presentation of free cash flow. Please provide a reconciliation of free cash flow to net cash provided by operating activities and present the three major categories of the statement of cash flows. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Questions 102.06 and 102.07 of the updated Non-GAAP Compliance and Disclosure Interpretations issued April 4, 2018.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Yolanda Guobadia at (202) 551-3562 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products